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TESCO

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News release....

Tuesday 12 January 2010

CHRISTMAS & NEW YEAR TRADING STATEMENT

TESCO DELIVERS RECORD CHRISTMAS SALES

Terry Leahy, Chief Executive, commented: "We've delivered a very strong performance over the Christmas and New Year period. It was a great Christmas for Tesco customers with an excellent seasonal range in store and online. The Tesco team delivered a great shopping trip for customers and I'd like to thank all our staff and also our suppliers for their tremendous efforts, particularly during the freezing weather."

Group Sales

Group sales increased by 7.5% at constant exchange rates (6.9% at actual rates) in the six weeks to 9 January 2010.

Good International Progress

Our overseas businesses saw continued growth over the Christmas and New Year period, delivering a total International sales (excluding petrol) increase of 4.1% at constant exchange rates and 2.4% at actual exchange rates. Like-for-like sales in Asia, Europe and the United States have continued the improving trend we saw in Q3.

In Europe, sales grew by 0.8% at constant exchange rates (excluding petrol) and decreased by 2.2% at actual rates (excluding petrol). In Asia, sales increased by 7.8% at constant exchange rates and 8.0% at actual rates (the Homever stores acquired in Korea are now fully like-for-like following the anniversary of the acquisition on 30 September 2009).

In the United States, Fresh & Easy had a stronger Christmas and New Year period than last year, with total sales growth of 35% at constant exchange rates (24% at actual rates) and strongly positive like-for-like sales growth.

Strong UK Performance

In the UK, total sales outperformed the industry as a whole, increasing by 8.3% compared with the same period last year (8.0% excluding petrol). Like-for-like sales excluding petrol and including VAT increased by 5.1% in the period (4.9% VAT-adjusted), all of which was volume growth. This was the strongest Christmas performance for three years.

It was a good Christmas for Tesco customers with some great offers in store and online and with Double Clubcard Points. Customers were looking for ways to treat themselves with 35% more bottles of Champagne sold than last year and a strong performance from our Finest range. Non-food performance continued to strengthen with improving like-for-like sales, driven by particularly good growth in clothing, electricals and toys.

Online sales were very strong in both food and non-food with total online sales growth approaching 20% in the six weeks. In grocery we delivered over 100 million items to almost 1.5 million customers in the run up to Christmas with very good levels of availability. Tesco Direct had sales growth of over 50% with a strong performance in toys, TVs, games and entertainment (including digital downloads).

Our Preliminary Results for 2009/10 will be released on 20 April 2010.

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Notes:

Clubcard. As a result of Double Clubcard Points and the additional Clubcard voucher mailing in December, over the Christmas and New Year period customers redeemed £34 million more Clubcard vouchers than in the same period last year, which contributed 0.7% to the UK like-for-like sales growth.

IFRIC13. The UK sales reported in this trading statement exclude the effect of IFRIC13 'Customer Loyalty Programmes', which is a non-cash adjustment that requires a change in the timing of revenue recognition in respect of loyalty incentives. IFRIC13 is applied to our statutory sales reporting with our Full Year and Half Year Results. If the sales in this reporting period had been calculated on the basis of IFRIC13 the impact on UK like-for-like sales growth would have been 0.1% greater than the 0.7% Clubcard points impact stated above.

Contacts:

Investor Relations:	Mark George / Steve Webb	01992 644800
Press:	Jonathan Church	01992 646606
	Angus Maitland	020 7379 5151